Exhibit 99.1

MEDIA RELEASE

November 11, 2021

Algoma Steel Group Announces Fiscal 2022 Second Quarter Results

Record Second Quarter Revenue, Adjusted EBITDA and Free Cash Flow Driven by Higher Price Realizations and Cost Containment Initiatives

Business Highlights and Fiscal 2022 to Fiscal 2021 Second Quarter Comparisons

•	Consolidated revenue of $1.01 billion, up 168% from $377.0 million in the prior year quarter.

•	Consolidated income from operations of $402.1 million, compared to loss of $24.7 million in the prior year quarter.

•	Net income of $288.2 million, compared to a loss of $60.0 million in the prior year quarter.

•	Adjusted EBITDA of $430.6 million and Adjusted EBITDA margin of 42.6%, compared to nil for each in the prior year quarter (See “Non-IFRS Measures” below).

•	Cash flows generated from operations of $380.1 million, compared to a use of cash of $55.7 million in the prior year quarter.

•	Shipments of 587,340 tons, compared to 516,294 tons in the prior year quarter.

•	Announcement of fiscal third quarter 2022 guidance.

SAULT STE. MARIE, ONTARIO (November 11, 2021) – Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or “the Company”), a leading Canadian producer of hot and cold rolled steel sheet and plate products, today announced results for its fiscal second quarter ended September 30, 2021. Unless otherwise specified, all amounts are in Canadian dollars.

Michael McQuade, the Company’s Chief Executive Officer, said, “Our financial results for the fiscal second quarter demonstrate continued solid execution by our team, generating record revenue, Adjusted EBITDA, and cash flows due in part to the combination of higher realized steel prices and ongoing cost containment initiatives. These results contributed to our strong liquidity, which has positioned us to make two additional strategic announcements that we believe will increase value to our shareholders and provide competitive strategic growth.”

Mr. McQuade continued, “Calendar 2021 has been an incredible journey, and we expect that the final three months will be a truly transformative period for Algoma. Following our successful return to the public markets in October, we are excited to have announced today, under a separate release, that our board has authorized our investment in electric arc steelmaking. Additionally, the board has approved a plan to retire all of Algoma’s outstanding senior secured long-term debt. This US$358 million debt reduction will leave us with a stronger balance sheet that we believe enhances our position, both operationally and financially, to make critical investments in our business that we expect will drive sales and create additional long-term value for our stakeholders.”

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Second Quarter Fiscal 2022 Financial Results

Second quarter revenue totaled $1.01 billion, up 168% from $377.0 million in the prior year quarter. As compared with the prior year quarter, steel revenue was $936.5 million, up 179% from $335.3 million.

Income from operations was $402.1 million, compared to a loss from operations of $24.7 million in the prior year quarter. The year over year increase was primarily due to an increase in the selling price of steel, partially offset by an increase in the purchase price of inputs, including iron ore, scrap and alloys.

Net income in the second quarter was $288.2 million, compared to a net loss of $60.0 in the prior year quarter. The improvement was driven primarily by the factors described above under income from operations.

Adjusted EBITDA in the second quarter was $430.6 million, compared with nil for the prior year quarter. This resulted in an Adjusted EBITDA margin of 42.6%. Average realized price of steel net of freight and non-steel revenue was $1,594 per ton, up 146% from $649 per ton in the prior year quarter. Cost per ton of steel products sold was $857, up 37% from $626 in the prior year quarter. Shipments for the second quarter increased by 14% to 587,340 tons, compared to 516,294 tons in the prior year quarter. See “Non-IFRS Measures” below for an explanation of Adjusted EBITDA and a reconciliation to Adjusted EBITDA”.

Outlook

The outlook that follows constitutes forward-looking statements (as defined below) and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond our control. Please see “Cautionary Statement Regarding Forward-Looking Statements” below.

In addition to the other assumptions and factors described in this news release, our outlook assumes continued high prices of steel, ongoing inflationary pressures on raw material inputs, labor, and logistics costs, and the absence of material changes in our industry or the global economy. The following statements supersede all prior statements made by us and are based on current expectations.

Based on our current information regarding our operations and end markets, we currently expect the following for the third quarter of fiscal 2022:

•	Shipments: 590 - 610k tons

•	Adjusted EBITDA: At least $450 million

Conference Call and Webcast Details

A webcast and conference call will be held on Friday, November 12, 2021 at 10:00 a.m. Eastern time to review the Company’s second quarter results, discuss recent events, and conduct a question-and-answer session.

The live webcast and archived replay of the conference call can be accessed on the Investors section of the Company’s website at www.algoma.com. For those unable to access the webcast, the conference call will be accessible domestically or internationally by dialing 877-425-9470 or 201-389-0878, respectively. Upon dialing in, please request to join the Algoma Steel Second Quarter Conference Call. To access the replay of the call, dial 844-512-2921 (domestic) or 412-317-6671 (international) with passcode 13724855.

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Consolidated Financial Statements and Management’s Discussion and Analysis

The Company’s unaudited condensed interim consolidated financial statements for the three and six months ended September 30, 2021, and Management’s Discussion & Analysis thereon are available under the Company’s profile on the Securities and Exchange Commission’s EDGAR website at www.sec.gov and under the Company’s profile on SEDAR at www.sedar.com.

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking information” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward looking statements”), including statements regarding Algoma’s strategic objectives and outlook for the third quarter of fiscal 2022. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: the risk that the benefits of the recently completed merger may not be realized; the risks that Algoma will be unable to realize its business plans and strategic objectives, including its investment in electric arc steelmaking and the retirement of certain secured long term debt; the risks associated with the steel industry generally; and changes in general economic conditions, including as a result of the COVID-19 pandemic. The foregoing list of factors is not exhaustive and readers should also consider the other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the prospectus filed by Algoma with the Securities and Exchange Commission and the Ontario Securities Commission in connection with the merger. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Non-IFRS Financial Measures

To supplement our financial statements, which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), we use certain non- IFRS measures to evaluate the performance of Algoma. These terms do not have any standardized meaning prescribed within IFRS and, therefore, may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing a further understanding of our financial performance from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

Adjusted EBITDA, as we define it, refers to net (loss) income before amortization of property, plant, equipment and amortization of intangible assets, finance costs, interest on pension and other post-employment benefit obligations, income taxes, restructuring costs, impairment reserve, foreign exchange loss (gain), finance income, carbon tax, share based compensation related to performance share units and business combination adjustments. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by revenue for the corresponding period. Adjusted EBITDA is not intended to represent cash flow from operations, as defined by

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

IFRS, and should not be considered as alternatives to net earnings, cash flow from operations, or any other measure of performance prescribed by IFRS. Adjusted EBITDA, as we define and use it, may not be comparable to Adjusted EBITDA as defined and used by other companies. We consider Adjusted EBITDA to be a meaningful measure to assess our operating performance in addition to IFRS measures. It is included because we believe it can be useful in measuring our operating performance and our ability to expand our business and provide management and investors with additional information for comparison of our operating results across different time periods and to the operating results of other companies. Adjusted EBITDA is also used by analysts and our lenders as a measure of our financial performance. In addition, we consider Adjusted EBITDA margin to be a useful measure of our operating performance and profitability across different time periods that enhance the comparability of our results. However, these measures have limitations as analytical tools and should not be considered in isolation from, or as alternatives to, net income, cash flow from operations or other data prepared in accordance with IFRS. Because of these limitations, such measures should not be considered as measures of discretionary cash available to invest in business growth or to reduce indebtedness. We compensate for these limitations by relying primarily on our IFRS results using such measures only as supplements to such results. See the financial tables below for a reconciliation of the non- IFRS financial measures reported herein.

About Algoma Steel Group Inc.

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products including sheet and plate. With a current raw steel production capacity of an estimated 2.8 million tons per year, Algoma’s size and diverse capabilities enable it to deliver responsive, customer-driven product solutions straight from the ladle to direct applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in Canada and Midwest USA and is the only producer of plate steel products in Canada. The Company’s mill is one of the lowest cost producers of hot rolled sheet steel (HRC) in North America owing in part to its state-of-the-art Direct Strip Production Complex (“DSPC”), which is the newest thin slab caster in North America with direct coupling to a basic oxygen furnace (BOF) melt shop.

Algoma has achieved several meaningful improvements over the last several years that are expected to result in enhanced long-term profitability for the business. Algoma has upgraded its DSPC facility and recently installed its No. 2 Ladle Metallurgy Furnace. Additionally, the Company has cost cutting initiatives underway and is in the process of modernizing its plate mill facilities.

Today Algoma is returning to its roots as a customer-focused, entrepreneurial company with the courage and growing capability to meet the industry’s challenges head-on. It is investing in its people and processes, optimizing and modernizing so that it might continue to be your partner in steel.

Selected Financial Information

The following includes financial information prepared by management in accordance with IFRS. This financial information does not contain all disclosures required by IFRS, and accordingly should be read in conjunction with Algoma Steel Group Inc’s Consolidated Financial Statements and MD&A for the period ended September 30, 2021, which are available on the Company’s website and on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited)

As at,	September 30, 2021	March 31, 2021
expressed in millions of Canadian dollars
Assets
Current
Cash	$366.6	$21.2
Restricted cash	3.9	3.9
Accounts receivable, net	445.7	274.6
Inventories, net	486.0	415.3
Prepaid expenses and deposits	101.7	74.6
Margin payments	58.3	49.4
Other assets	4.3	3.8

Total current assets	$1,466.5	$842.8

Non-current
Property, plant and equipment, net	$710.1	$699.9
Intangible assets, net	1.5	1.5
Parent company promissory note receivable	2.2	2.2
Other assets	5.4	7.5

Total non-current assets	$719.2	$711.1

Total assets	$2,185.7	$1,553.9

Liabilities and Shareholder’s Equity
Current
Bank indebtedness	$—	$90.1
Accounts payable and accrued liabilities	268.0	163.8
Taxes payable and accrued taxes	42.0	27.2
Current portion of long-term debt	15.1	13.6
Current portion of governmental loans	5.0	—
Current portion of environmental liabilities	3.2	4.5
Derivative financial instruments	67.2	49.4

Total current liabilities	$400.5	$348.6

Non-current
Long-term debt	$437.2	$439.3
Long-term governmental loans	85.5	86.4
Accrued pension liability	96.1	170.1
Accrued other post-employment benefit obligation	305.9	297.8
Other long-term liabilities	2.7	2.5
Environmental liabilities	36.8	35.4
Deferred income tax liabilities	74.6	—

Total non-current liabilities	$1,038.8	$1,031.5

Total liabilities	$1,439.3	$1,380.1

Shareholder’s equity
Capital stock	$409.5	$409.5
Accumulated other comprehensive income	84.8	9.5
Retained earnings (deficit)	242.8	(249.3)
Contributed surplus	9.3	4.1

Total shareholder’s equity	$746.4	$173.8

Total liabilities and shareholder’s equity	$2,185.7	$1,553.9

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Net Income (Loss)

(Unaudited)

	Three months ended September 30, 2021	Six months ended September 30, 2021	Three months ended September 30, 2020	Six months ended September 30, 2020
expressed in millions of Canadian dollars
Revenue	$1,010.2	$1,799.3	$377.0	$726.4
Operating expenses
Cost of sales	$578.7	$1,088.9	$389.8	$729.5
Administrative and selling expenses	29.4	56.1	11.9	24.4

Income (loss) from operations	$402.1	$654.3	($24.7)	($27.5)

Other income and expenses
Finance income	$—	$—	($0.2)	($0.8)
Finance costs	14.7	29.8	17.4	36.2
Interest on pension and other post-employment benefit obligations	2.9	5.8	4.3	8.6
Foreign exchange (gain) loss	(14.0)	(4.0)	13.8	31.2
Transaction costs	6.3	9.2	—	—

	$9.9	$40.8	$35.3	$75.2

Income (loss) before income taxes	$392.2	$613.5	($60.0)	($102.7)
Less: income tax expense	104.0	121.4	—	—

Net Income (loss)	$288.2	$492.1	($60.0)	($102.7)

Net income (loss) per common share
Basic	$4.02	$6.86	($0.84)	($1.43)
Diluted	$4.02	$6.86	($0.84)	($1.43)

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended September 30, 2021	Six months ended September 30, 2021	Three months ended September 30, 2020	Six months ended September 30, 2020
expressed in millions of Canadian dollars
Operating activities
Net Income (loss)	$288.2	$492.1	($60.0)	($102.7)
Items not affecting cash:
Amortization of property, plant and equipment and intangible assets	22.1	42.8	23.5	42.7
Deferred income tax expense	78.3	95.7	—	—
Pension expense in excess of funding (pension funding in excess of expense)	4.0	(3.3)	(7.7)	(15.4)
Post-employment benefit funding in excess of expense	(1.9)	(3.5)	(2.6)	(4.1)
Unrealized foreign exchange (gain) loss on:
accrued pension liability	(3.8)	(0.8)	5.9	14.3
post-employment benefit obligations	(8.5)	(4.2)	6.1	15.4
Finance costs	14.7	29.8	17.4	36.2
Interest on pension and other post-employment benefit obligations	2.9	5.8	4.3	8.6
Accretion of governmental loans and environmental liabilities	3.0	6.0	2.8	5.4
Unrealized foreign exchange (gain) loss on government loan facilities	(2.4)	(1.2)	1.5	4.2
Other	0.3	1.1	1.3	2.4

	$396.9	$660.3	($7.5)	$7.0
Net change in non-cash operating working capital	(15.8)	(157.6)	(48.0)	(82.9)
Environmental liabilities paid	(1.0)	(1.5)	(0.2)	(0.5)

Cash generated by (used in) operating activities	$380.1	$501.2	($55.7)	($76.4)

Investing activities
Acquisition of property, plant and equipment	($24.9)	($44.0)	($18.8)	($30.8)
Acquisition of intangible asset	(0.2)	(0.2)	—	—
Issuance of parent company promissory note receivable	—	—	(1.1)	(1.1)

Cash used in investing activities	($25.1)	($44.2)	($19.9)	($31.9)

Financing activities
Bank indebtedness repaid, net	$—	($86.9)	($111.0)	($120.0)
Repayment of Secured Term Loan	(0.9)	(1.8)	(1.0)	(2.0)
Repayment of Algoma Docks Term Loan Facility	(2.7)	(5.2)	(2.2)	(4.1)
Governmental loans issued, net of benefit	—	—	1.1	6.2
Interest paid	(10.7)	(21.4)	(1.2)	(2.9)
Interest cost paid on right-of-use assets	—	—	(0.2)	(0.3)
Other	—	—	(0.2)	(0.1)

Cash used in financing activities	($14.3)	($115.3)	($114.7)	($123.2)

Effect of exchange rate changes on cash	$4.0	$3.7	($1.6)	($10.6)
Cash
Change	344.7	345.4	(191.9)	(242.1)
Opening balance	21.9	21.2	214.8	265.0

Ending balance	$366.6	$366.6	$22.9	$22.9

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Non-IFRS Financial Measures Results

The following table provides a reconciliation of net income (loss) to Adjusted EBITDA for the periods indicated:

	July 1 to September 30		April to September 30
millions of dollars	FY2022	FY 2021	FY 2022	FY 2021
Net income (loss)	$288.2	($60.0)	$492.1	($102.7)
Amortization of property, plant and equipment and amortization of intangible assets	22.1	23.5	42.8	42.7
Finance costs	14.7	17.4	29.8	36.2
Interest on pension and other post-employment benefit obligations	2.9	4.3	5.8	8.6
Income taxes	104.0	—	121.4	—
Foreign exchange loss (gain)	(14.0)	13.8	(4.0)	31.2
Finance income	—	(0.2)	—	(0.8)
Inventory write-downs (amortization on property, plant and equipment in inventory)	—	(0.3)	—	2.3
Carbon tax	(0.5)	1.5	(1.1)	3.0
Share based compensation	6.9	—	15.4	—
Transaction costs	6.3	—	9.2	—

Adjusted EBITDA (i)	$430.6	$0.0	$711.4	$20.5

Net Income (Loss) Margin	28.5%	-15.9%	27.4%	-14.1%

Net Income (Loss) / ton	$490.62	($116.21)	$410.99	($110.13)

Adjusted EBITDA Margin (ii)	42.6%	0.0%	39.5%	2.8%

Adjusted EBITDA / ton	$733.14	$0.00	$594.12	$21.98

(i)	See “Non-IFRS Financial Measures” in this Press Release for information regarding the limitations of using Adjusted EBITDA.
(ii)	Adjusted EBITDA Margin is Adjusted EBITDA as a percentage of revenue.

For more information, please contact:

Brenda Stenta

Manager Communications & Branding

Algoma Steel Group Inc.

Phone: +1.705.206.1022

E-mail: brenda.stenta@algoma.com

For Investor inquiries, please contact:

Phone: 705.945.3300

E-mail: IR@algoma.com

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901